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MARGARET E. WILSON margaret.wilson@dechert.com +1 212 698 3527 Direct

January 28, 2020

VIA EDGAR

John M. Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”)

File Nos.: 333-111986; 811-21475

Dear Mr. Ganley:

We are writing in response to comments provided telephonically on January 14, 2020 with respect to Post-Effective Amendment No. 137 filed on Form N-1A on November 26, 2019 for the Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, to register Class A shares of each of RBC Global Opportunities Fund and RBC International Opportunities Fund. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Trust’s registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s registration statement.

I.	Summary Section of Prospectus – All Funds

Comment 1.	The disclosure indicates that the Advisor may recoup certain waivers and reimbursements in future periods not exceeding three years. Please revise the disclosure to clarify that the three year period applies from the date of the waiver.

Response 1. The disclosure has been revised accordingly for RBC Global Opportunities Fund and RBC International Opportunities Fund. The Trust intends to revise the disclosure accordingly for the remaining Funds as part of their annual update.

Comment 2.	Each Fund notes in its principal investment strategies that the “Sub-Advisor takes environmental, social and governance (‘ESG’) factors into account in making investment decisions.” Please revise the disclosure to clarify how ESG factors are taken into account in making investment decisions.

Response 2. The disclosure has been revised accordingly for RBC Global Opportunities Fund and RBC International Opportunities Fund. The Trust intends to revise the disclosure accordingly for the remaining Funds as part of their annual update.

II.	Summary Section of Prospectus – RBC Emerging Markets Equity Fund

Comment 3.	The footnote to the fee table states that Annual Fund Operating Expenses have been restated to reflect a reduction in the contractual advisory fee rate. Please remove this footnote if the reduction did not occur during the Fund’s most recently completed fiscal year.

Response 3. The Trust intends to update this disclosure as part of the Fund’s annual update.

Comment 4.	Please revise the disclosure to clarify that the Fund will invest, under normal circumstances, at least 80% of its assets in equity securities economically tied to emerging market countries that are considered by the Fund to have the potential to provide long-term capital growth.

Response 4. The Trust intends to revise this disclosure as part of the Fund’s annual update.

III.	Summary Section of Prospectus – RBC Emerging Markets Value Equity Fund

Comment 5.	The footnote to the fee table states that Annual Fund Operating Expenses have been restated to reflect reductions in the contractual operating expense limits and advisory fee. Please remove this footnote if the reductions did not occur during the Fund’s most recently completed fiscal year.

Response 5. The Trust intends to update this disclosure as part of the Fund’s annual update.

IV.	Statutory Section of Prospectus – All Funds

Comment 6.	Please include each Fund’s financial highlights for the semi-annual period ended September 30, 2019.

Response 6. We hereby confirm that the requested financial highlights have been included for RBC Global Opportunities Fund and RBC International Opportunities Fund.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3527. Thank you.

Sincerely,

/s/ Margaret Wilson
Margaret Wilson

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